November 9, 2004


Via Facsimile (312) 984-7700 and U.S. Mail

Brooks B. Gruemmer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street, Suite 4400
Chicago, IL  60606-5096

Re:	Vsource, Inc.
      Schedule TO-I/A filed November 3, 2004
      File No. 5-59913

Dear Mr. Gruemmer:

      We have the following comments on the above-referenced filing.

General

1. Please supplement your response to prior comment 1 to address whether or not Vsource`s exchange offer facilitates Symphony`s acquisition of a controlling interest in Vsource Asia and thus is being made on Symphony`s behalf. Additionally, provide the previously requested confirmation from Symphony that it will comply with the requirements of Section 14(e) of the Exchange Act and Regulation 14E in connection with its offer to purchase all shares of Asia Holding Co.

2. We have reviewed your response to prior comment 3 and note your assertion that the exchange offer is not intended to have and will not have either of the effects referred to in Rule 13e-
3(a)(3)(ii). However, we intended for our comment to elicit a response relating to whether or not the pending transactions are the first steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii) with respect to Vsource`s common stock.
Please note that the rule applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected "as a part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the effects listed in Rule 13e-3(a)(3)(ii). See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Revise your response accordingly.

Item 10.  Financial Statements

3. Despite your response to prior comment 8, we believe that you should disseminate to preferred stockholders the balance sheet data included in your amended Schedule TO as it is material information required by Item 10 of Schedule TO and Item 1010 of Regulation M-A.
In addition, please disseminate the additional pro forma information provided in response to prior comment 20.

Record Date

4. We reference your response to prior comment 12. On a supplemental basis, please promptly advise us if you receive information that someone other than the current 49 holders acquires preferred stock. If so, you will need to analyze whether the new holder(s) will be prohibited from participating in the exchange offer due to the requirement that a holder of preferred stock must be either an accredited investor or a non-U.S. person in order to be eligible to participate. Depending on the circumstances, we may revisit our concern regarding Rule 13e-4(f)(8)(i) at that time.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions